                                                       COMMISSION FILE NO. 1-496


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549



                                    FORM 11-K

                                  ANNUAL REPORT





                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934





                      FOR THE YEAR ENDED DECEMBER 31, 1996


                               Title of the Plan:



                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN

               Issuer of the securities held pursuant to the Plan:

                              HERCULES INCORPORATED
                                 Hercules Plaza
                            1313 North Market Street
                           Wilmington, Delaware 19894

                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN


                              FINANCIAL STATEMENTS


                        STATEMENT OF NET ASSETS AVAILABLE
                       FOR BENEFITS WITH FUND INFORMATION
                          at December 31, 1996 and 1995



                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                       FOR BENEFITS WITH FUND INFORMATION
                      for the year ended December 31, 1996












Supplemental schedules required by Section 2520, 103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable. Plans with all of their assets in a Master Trust are exempt from the requirement to include supplemental schedules as part of their Financial Statements.

                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                                                  DECEMBER 31, 1996

                                                                 PARTICIPANT DIRECTED
                                           ---------------------------------------------------------------------------------------
                                             HERCULES
                                           INCORPORATED                 BLENDED        FIDELITY
                                              COMMON      EQUITY     INTEREST RATE    MAGELLAN             LOAN
                                              STOCK        FUND       SAVINGS FUND      FUND               FUND            TOTAL
                                           ---------------------------------------------------------------------------------------
ASSETS
Allocated Share of Master Savings
  Trust Investments                            $599,692(a) $534,665(b)  $5,167,781     $1,106,394(c)      $5,035(d)     $7,413,567
Contributions Receivable                             --       2,176         58,854          9,897             --            70,927
Allocated Share of Master Savings
  Trust Cash                                     50,795       3,037         79,758         23,306         (4,072)          152,824
                                             ----------    --------     ----------     ----------         -------       ----------
  Net Assets Available for Benefits          $  650,487    $539,878     $5,306,393     $1,139,597         $  963        $7,637,318
                                             ==========    ========     ==========     ==========         =======       ==========


(a)      At fair value.  Cost:  $352,502.   Shares: 13,866.
(b)      At fair value.  Cost:  $432,326.
(c)      At fair value.  Cost:  $1,135,867.
(d)      Represents loans to Plan participants.

    The accompanying notes are an integral part of the financial statements.

                                                        DECEMBER 31, 1995

                                                       PARTICIPANT DIRECTED
                                      -------------------------------------------------------------------------------

                                        HERCULES
                                      INCORPORATED                BLENDED        FIDELITY
                                         COMMON     EQUITY     INTEREST RATE     MAGELLAN       LOAN
                                         STOCK       FUND      SAVINGS FUND       FUND          FUND         TOTAL
                                      -------------------------------------------------------------------------------

ASSETS
Allocated Share of Master Savings
  Trust Investments                    $870,396(a) $532,254(b) $ 10,593,316     $1,948,450(c) $320,110(d) $14,264,526
Contributions Receivable                     --       2,494          (7,402)         7,530          --          2,622
Allocated Share of Master Savings
  Trust Cash                             21,522       3,122         264,279         13,339         160        302,422
                                       --------    --------    ------------     ----------    --------    -----------
  Net Assets Available for Benefits    $891,918    $537,870    $ 10,850,193     $1,969,319    $320,270    $14,569,570
                                       ========    ========    ============     ==========    ========    ===========


(a)      At fair value.  Cost:  $214,191.   Shares: 15,439.
(b)      At fair value.  Cost:  $531,507.
(c)      At fair value.  Cost:  $1,796,545.
(d)      Represents loans to Plan participants.

    The accompanying notes are an integral part of the financial statements.

                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                                     YEAR ENDED DECEMBER 31, 1996

                                                          PARTICIPANT DIRECTED
                                   ------------------------------------------------------------------------
                                     HERCULES
                                   INCORPORATED                      BLENDED        FIDELITY
                                      COMMON         EQUITY        INTEREST RATE    MAGELLAN        LOAN
                                      STOCK           FUND         SAVINGS FUND       FUND          FUND            TOTAL
                                   -----------------------------------------------------------------------------------------
Contributions:
Participating Employees              $      --     $  97,406     $    918,378     $   240,553     $      --     $  1,256,337
Company Contributions                  451,229            --               --              --            --          451,229
                                     ---------     ---------     ------------     -----------     ---------     ------------
   Subtotal Contributions              451,229        97,406          918,378         240,553            --        1,707,566
Interplan Transfers                         --      (206,204)      (5,726,512)     (1,105,148)           --       (7,037,864)
Allocated Share of Master Savings
   Trust Investment Activities:
   Cash Dividends                       16,971            --               --         351,012            --          367,983
   Interest                                983           676          579,066           2,778        17,273          600,776
   Change in Market Value             (274,636)      133,910              126        (177,642)           --         (318,242)
                                     ---------     ---------     ------------     -----------     ---------     ------------

   Total                             $ 194,547     $  25,788     $ (4,228,942)    $  (688,447)    $  17,273     $ (4,679,781)
Withdrawals                           (421,278)      (21,262)      (1,298,202)        (73,454)     (438,275)      (2,252,471)
Interfund Transfers                    (14,700)       (2,518)         (16,656)        (67,821)      101,695               --
                                     ---------     ---------     ------------     -----------     ---------     ------------
Change in Net Assets Available
   for Benefits                       (241,431)        2,008       (5,543,800)       (829,722)     (319,307)      (6,932,252)
Net Assets Available for
   Benefits, Dec. 31, 1995             891,918       537,870       10,850,193       1,969,319       320,270       14,569,570
                                     ---------     ---------     ------------     -----------     ---------     ------------
Net Assets Available for
   Benefits, Dec. 31, 1996           $ 650,487     $ 539,878     $  5,306,393     $ 1,139,597     $     963     $  7,637,318
                                     =========     =========     ============     ===========     =========     ============



    The accompanying notes are an integral part of the financial statements.

                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The Hercules Incorporated Employee Savings Plan (the Plan) is a defined-contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Upon hire, employees are immediately eligible to participate in the Plan and obtain immediate, nonforfeitable (vested) rights to the full market value of their account. At time of enrollment in the Plan, a participant, by giving written notice to the Trustee, shall direct the investment of his monthly savings in any of the Plan's investment media, or a combination thereof, providing his monthly savings in any one medium selected is not less than 20% of the total amount saved and is stated in 5% increments.

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

         The assets of the Plan are commingled for investment purposes in the Hercules Incorporated Master Savings Trust (the Trust) with the assets of the Hercules Incorporated Savings and Investment Plan. The assets of the Trust are held by Bankers Trust Company (Trustee). The Plan's investment in the Trust is based upon the fair value of net assets in the Trust and the Plan's relative interest in the Trust. The investments in the accompanying statements of net assets available for Plan benefits represent the Plan's share of the investments in the Trust, which was 2.32% and 4.17% at December 31, 1996 and 1995, respectively.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         The financial statements of the Plan are prepared under the accrual method of accounting. Investments in the Plan are carried at fair value. The fair value of the common stock of Hercules Incorporated is based upon the price at which the stock closed on the New York Stock Exchange on the last business day of the year. The Blended Interest Rate Savings Fund is carried at cost plus accrued interest, which is equivalent to contract value, which approximates fair value. The market value of the Equity Fund and the Fidelity Magellan Fund is based on the fair value of the underlying securities held by the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Withdrawals are recorded upon distribution.

         The Plan provides that participants who retire from the Company may elect, upon retirement, an Optional Valuation Date (OVD) for determining their final withdrawal. The OVD is the last business day of any month following retirement up to age 70 in which the distribution is requested.

         The Plan presents in the statement of changes in net assets available for benefits its allocated share of the Trust's investment activities that include the net appreciation (depreciation) in fair value of its investments (under the caption Change in Market Value), which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.   INVESTMENT PROGRAM

         The following investment medium are available under the Employee Savings Plan:

         1.   Hercules Incorporated Common Stock.

         2. A Blended Interest Rate Savings Fund, wherein savings so directed are deposited with various major insurance companies, who guarantee the payment of principal. For 1996 and 1995, the blended yield of these contracts was approximately 6.1% and 6.6%, respectively.

         3. Equity Fund. This Fund is made up of substantially all the stocks that make up the Standard and Poor's 500 Index in such a mix as to track as closely as possible the movement of the Index.

         4. Fidelity Magellan Fund is a Long-Term Capital Appreciation Fund, which invests in common stocks, and securities convertible to common stock, issued by companies operating in the U.S.
              and abroad as well as foreign companies.

         The Company contribution, as defined in the Plan, is equal to 25% of the participants' contribution.

         There were 384 participants at December 31, 1996 who participated in one or more of the four investment media. At December 31, 1996 the number of participants selecting each of the investment media for their contributions was as follows:

         Hercules Incorporated Common Stock ...................     346
         Equity Fund...........................................      45
         Blended Interest Rate Savings Fund ...................     209
         Fidelity Magellan Fund................................      81

3.   INTEREST IN HERCULES INCORPORATED MASTER SAVINGS TRUST
         The Plan's allocated share of the Savings Trust's net assets is based upon the total of each individual Plan's interest in investments of the Trust. The allocated interest of the net assets of each fund in the Trust at December 31 was as follows:

                                                            1996        1995
                                                            ----        ----
         Hercules Incorporated Common Stock..........       0.8%        0.9%
         Equity Fund.................................       1.1%        1.7%
         Blended Interest Rate Savings Fund..........       3.5%        6.4%
         Fidelity Magellan Fund......................       3.9%        6.8%
         Loan Fund...................................         0%        3.1%

4.   INTERPLAN TRANSFERS

         Interplan transfers represent transfers to acquiring company plans, the Hercules Incorporated Savings and Investment Plan and rollovers of new employees' distributions from defined contribution Plans.

5.   TAX STATUS

         The United States Treasury Department advised on June 21, 1995 that the Plan as amended through January 1, 1995 is a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

6.   INVESTMENTS

         The Plan's allocated interest in investments in the Trust that represent five percent or more of net assets available for benefits at December 31, 1996 or 1995 are as follows:

                                                         1996             1995
                                                         ----             ----
Hercules Incorporated Common Stock                   $  599,692       $  870,396

Equity Fund                                          $  534,665       $  532,254

Fidelity Magellan Fund                               $1,106,394       $1,948,450

Group Annuity Contract with Peoples
     Life Insurance Company (#BDA 00002TR)           $  799,930       $1,430,318

Group Annuity Contract with Provident Life and
     Accident Insurance Company (#630-05537)         $       --       $1,148,051

Group Annuity Contract with Metropolitan Life
     Insurance Company (#12833)                      $  667,065       $1,205,855

GIC Prudential (#GA 8083)                            $  896,254       $1,592,213

Hartford Life Contract (#GA 10226)                   $  397,444       $  752,044

Group Annuity Contract with Transamerica Life
     (#76589)                                        $  640,992       $       --


7.   DIVESTITURE

         On March 15, 1995 Hercules completed the sale of its Aerospace business to Alliant Techsystems Inc. (Alliant). The sale agreement provided for a transfer of Plan assets and assumption of Plan obligations to Alliant as of April 1, 1995.

8.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                              DECEMBER 31,
                                                    -----------------------------
                                                       1996               1995
                                                       ----               ----
Net Assets Available for Benefits
     per the financial statements                   $7,637,318        $14,569,570

Amounts Allocated to Withdrawing Participants         (102,435)           (19,764)
                                                    ----------        -----------

Net Assets Available for Benefits
     per the Form 5500                              $7,534,883        $14,549,806
                                                    ==========        ===========

         The following is a reconciliation of withdrawals per the financial statements to the Form 5500:

                                                                            YEAR ENDED
                                                                     DECEMBER 31, 1996
                                                                     -----------------
Withdrawals per the financial statements                                   $2,252,471

Add:     Amounts Allocated to Withdrawing Participants at
         December 31, 1996                                                    102,435

Less:    Amounts Allocated to Withdrawing Participants at
         December 31, 1995                                                    (19,764)
                                                                           ----------

Withdrawals per the Form 5500                                              $2,335,142
                                                                           ==========

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

9.   SUBSEQUENT EVENT

         Effective July 1, 1997 the following six additional investment medium options will be made available under the Plan: fixed income fund, diversified conservative fund, diversified moderate growth fund, equity fund, small cap growth fund, and an international equity fund.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors,
Hercules Incorporated,
Wilmington, Delaware

We have audited the accompanying statements of net assets available for benefits of Hercules Incorporated Employee Savings Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's administrators. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Hercules Incorporated Employee Savings Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the accompanying statements of net assets available for benefits of the Hercules Incorporated Employee Savings Plan and the related statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Coopers & Lybrand L.L.P.
2400 Eleven Penn Center
Philadelphia, Pennsylvania  19103
June 26, 1997

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                  HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN






                                  _____________________________________________
                                  H. Eugene McBrayer, Chairman
                                  Finance Committee, Hercules Incorporated,
                                  Plan Administrator




Date:  June 26, 1997

                                  EXHIBIT INDEX

      Number                         Description

        23               Consent of Independent Accountants.